Novus Therapeutics, Inc.

19900 MacArthur Blvd., Suite 550

Irvine, CA 92612

(949) 238-8090

June 14, 2019

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attn:	Sonia Bednarowski

Re:	Novus Therapeutics, Inc.

Registration Statement on Form S-1

Filed June 7, 2019

File No. 333-232011

Ladies and Gentlemen:

Pursuant to Rules 460 and 461 promulgated under the Securities Act of 1933, as amended, Novus Therapeutics, Inc., a Delaware corporation (the “Company”), hereby respectfully requests that the effective time of the above referenced Registration Statement on Form S-1 filed by the Company (the “Registration Statement”) be accelerated to 4:01 p.m., Eastern Daylight Time, on June 17, 2019 or as soon thereafter as practicable.

[Signature page follows]

Very truly yours,

Novus Therapeutics, Inc.

By:	/s/ Gregory J. Flesher
Name:	Gregory J. Flesher
Title:	Chief Executive Officer

cc:	Ryan A. Murr, Gibson, Dunn & Crutcher LLP